Exhibit 99.2

Codere Online Nasdaq: CDRO / CDROW Q1 2024 Earnings May 15, 2024

Disclaimer This presentation (this “Presentation”), its contents and any information provided during the meeting to present this document are for discussion purposes only, and must not be relied upon for any purpose . This Presentation is not for release, publication or distribution, in whole or in part, in or into any jurisdiction where such distribution would be unlawful . Certain terms used throughout this Presentation are defined in the Defined Terms section included at the end of this Presentation . Forward - Looking Statements Certain statements in this Presentation may constitute “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements include, but are not limited to, statements regarding Codere Online Luxembourg, S . A . and its subsidiaries (collectively, “Codere Online”) or Codere Online’s or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future . In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward - looking statements . The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward - looking statements, but the absence of these words does not mean that a statement is not forward - looking . Forward - looking statements in this Presentation may include, for example, statements about Codere Online’s financial performance and, in particular, the potential evolution and distribution of its net gaming revenue ; any prospective and illustrative financial information ; and changes in Codere Online’s strategy, future operations and target addressable market, financial position, estimated revenues and losses, projected costs, prospects and plans . These forward - looking statements are based on information available as of the date of this Presentation and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties . Accordingly, forward - looking statements should not be relied upon as representing Codere Online’s or its management team’s views as of any subsequent date, and Codere Online does not undertake any obligation to update forward - looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws . As a result of a number of known and unknown risks and uncertainties, Codere Online’s actual results or performance may be materially different from those expressed or implied by these forward - looking statements . There may be additional risks that Codere Online does not presently know or that Codere Online currently believes are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . Some factors that could cause actual results to differ include (i) changes in applicable laws or regulations, including online gaming, privacy, data use and data protection rules and regulations as well as consumers’ heightened expectations regarding proper safeguarding of their personal information, (ii) the impacts and ongoing uncertainties created by regulatory restrictions, changes in perceptions of the gaming industry, changes in policies and increased competition, and geopolitical events such as war, (iii) the ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities, (iv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Codere Online operates, (v) the risk that Codere Online and its current and future collaborators are unable to successfully develop and commercialize Codere Online’s services, or experience significant delays in doing so, (vi) the risk that Codere Online may never achieve or sustain profitability, (vii) the risk that Codere Online will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (viii) the risk that Codere Online experiences difficulties in managing its growth and expanding operations, (ix) the risk that third - party providers, including the Codere Group, are not able to fully and timely meet their obligations, (x) the risk that the online gaming operations will not provide the expected benefits due to, among other things, the inability to obtain or maintain online gaming licenses in the anticipated time frame or at all, (xi) the risk that Codere Online is unable to secure or protect its intellectual property, and (xii) the possibility that Codere Online may be adversely affected by other political, economic, business, and/or competitive factors . Additional information concerning certain of these and other risk factors is contained in Codere Online’s filings with the U . S . Securities and Exchange Commission (the “SEC”) . All subsequent written and oral forward - looking statements concerning Codere Online or other matters and attributable to Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above . No Offer or Solicitation This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 , as amended, or an exemption therefrom . Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of Codere Online or other companies, which are the property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but Codere Online will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights .

Disclaimer (cont.) Financial Information and Non - GAAP Financial Measures Codere Online’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which can differ in certain significant respects from generally accepted accounting principles in the United States of America (“U . S . GAAP”) . This Presentation includes certain financial measures not presented in accordance with U . S . GAAP or IFRS (“non - GAAP”), such as, without limitation, net gaming revenue, Adj . EBITDA or EBITDA . These non - GAAP financial measures are not measures of financial performance in accordance with U . S . GAAP or IFRS and may exclude items that are significant in understanding and assessing Codere Online’s financial results . Therefore, these measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under U . S . GAAP or IFRS . You should be aware that Codere Online’s presentation of these measures may not be comparable to similarly - titled measures used by other companies . In addition, the audit of Codere Online’s financial statements in accordance with PCAOB standards, may impact how Codere Online currently calculates its non - GAAP financial measures, and we cannot assure you that there would not be differences, and such differences could be material . Codere Online believes that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing Codere Online’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures . Reconciliations of non - GAAP financial measures to their most directly comparable measure under IFRS are included herein . This presentation may include certain projections of non - GAAP financial measures . Codere Online is unable to quantify certain amounts that would be required to be included in the most directly comparable U . S . GAAP or IFRS financial measures without unreasonable effort, due to the inherent difficulty and variability of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such comparable measures or such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted, ascertained or assessed, which could have a material impact on its future IFRS financial results . Consequently, no disclosure or reconciliation of estimated comparable U . S . GAAP or IFRS forward looking statements is included . Use of Projections This Presentation contains financial forecasts with respect to Codere Online’s business and projected financial results, including net gaming revenue and Adjusted EBITDA . Codere Online’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation . These projections should not be relied upon as being necessarily indicative of future results . The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . See “Forward - Looking Statements” above . Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Codere Online or that actual results will not differ materially from those presented in the prospective financial information . Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved . For further information on the limitations and assumptions underlying these projections, please refer to Codere Online’s filings with the SEC . Preliminary Information This Presentation contains figures, financial metrics, statistics and other information that is preliminary and subject to change (the “Preliminary Information”) . The Preliminary Information has not been audited, reviewed, or compiled by any independent registered public accounting firm . This Preliminary Information is subject to ongoing review including, where applicable, by Codere Online's independent auditors . Accordingly, no independent registered public accounting firm has expressed an opinion or any other form of assurance with respect to the Preliminary Information . During the course of finalizing such Preliminary Information, adjustments to such Preliminary Information presented herein may be identified, which may be material . Codere Online undertakes no obligation to update or revise the Preliminary Information set forth in this Presentation as a result of new information, future events or otherwise, except as otherwise required by law . The Preliminary Information may differ from actual results . Therefore, you should not place undue reliance upon this Preliminary Information . The Preliminary Information is not a comprehensive statement of financial results, and should not be viewed as a substitute for full financial statements prepared in accordance with IFRS . In addition, the Preliminary Information is not necessarily indicative of the results to be achieved in any future period . Industry and Market Data In this Presentation, Codere Online relies on and refers to certain information and statistics obtained from publicly available information and third - party sources, which it believes to be reliable . Codere Online has not independently verified the accuracy or completeness of any such publicly - available and third - party information, does not make any representation as to the accuracy or completeness of such data and does not undertake any obligation to update such data after the date of this Presentation . You are cautioned not to give undue weight to such industry and market data .

Aviv Sher CEO Today’s Presenters Oscar Iglesias CFO

1. Corporate Overview – page 6 2. Financial Results (Preliminary Unaudited) – page 9 3. 2024 Outlook – page 17 4. Appendix – page 20 Table of Contents

01 Corporate Overview

7 01 Codere Online At a Glance Codere Online offers online sports betting and online casino through its state - of - the art website and mobile applications. It is Nasdaq listed under symbol CDRO, and majority - owned by Codere Group. Codere Online launched operations in Spain Listed on Nasdaq after merging with US SPAC DD 3 Acquisition Corp II, raising over $ 100 mm in proceeds Currently operating in Spain, Mexico, Colombia, Panama and the City of Buenos Aires Experienced and proven Israel - based digital management team hired to lead Codere Online’s expansion 2014 2021 5 Core Markets 2018 35% growth €3.9 bn 30+ years €5.5 bn The Latin American online sports betting and casino market is rapidly growing and becoming a strategic focus for the global gaming industry. Codere Online is especially well positioned to become a leading player across the region. 1. See page 26 for the definition of Net Gaming Revenue, which is a non - GAAP measure and page 25 for a reconciliation of this and other non - GAAP measures to their most comparable GAAP measures. 2. Figure reflects 3 - year CAGR between €83.2 mm in 2021 and €202.5 mm (midpoint of the €195 - 210 mm) Net Gaming Revenue outlook for 2024. 3. Includes Mexico, Colombia, Panama and Argentina. Source: H2GC as of February 2024. 4. Includes Brazil, Chile, Peru, Puerto Rico, Uruguay and Rest of Latam. Source: H2GC as of February 2024. 2021 – 2024E Net Gaming Revenue (1) CAGR (2) Combined TAM of Codere Online Core Markets (Latam) (3) by 2028 Codere Group retail track record in Latin American and European markets Combined TAM of Codere Online Expansion Markets (Latam) (4) by 2028

01 Q1 2024 Highlights 1. See page 26 for the definition of all operating metrics and page 25 for reconciliations of non - GAAP measures. Revenue Growth / Mix Portfolio KPIs (1) Cohort KPIs (1) Launch in Mendoza Consolidated NGR of €53.0 mm in Q1 2024, +34% vs. Q1 2023 56% from Casino 44% from Sports Betting • ~143k Avg. Monthly Actives, + 16% vs. Q1 2023 • Avg. Monthly Spend per Active of €123, +16% vs. Q1 2023 • ~257k new customer registrations with 75k First Time Deposits in Q1 2024 • 28% Conversion Rate and Cost per Acquisition of €216 We have recently obtained final regulatory authorization and expect to launch operations soon in the Province of Mendoza. Mendoza is the 5 th most populated province in Argentina with over 2 million people. On March 15, 2024, we extended our sponsorship agreement with the Monterrey Rayados Football Club in Mexico, becoming their Official Betting Partner for the next four seasons as well as Main Sponsor of their women's team, Rayadas . 8 Strong operating performance in Q1 2024 with Net Gaming Revenue (NGR) of €53 mm (34% above Q1 2023)

02 Financial Results (Preliminary Unaudited 1 ) 1. See "Preliminary Information" disclaimer on slide 3.

10 Adj. EBITDA - 4.8 42.9% 47.7% 21.7% 14.2 79.5 65.3 21.2% 3.9 22.3 18.4 Spain 6.1 48.9% 42.8% 54.8% 32.1 90.7 58.6 51.1% 9.0 26.6 17.6 Mexico - 1.3 8.2% 9.5% 2.1 16.2% 15.1 13.0 0.6 17.1% 4.1 3.5 Other (2) 0.0 100.0% 100.0% 48.5 35.4% 185.4 136.9 13.5 34.2% 53.0 39.5 Total Figures in EUR mm Q1 - 23 02 Consolidated Net Gaming Revenue and Adj. EBITDA (1) 34% NGR increase in Q1 2024 primarily driven by Mexico and Spain and €1.7 mm positive Adj. EBITDA in the quarter Quarter LTM LTM (% of Total) Q1 - 24 Var. % Q1 - 23 Q1 - 24 Var. % Q1 - 23 Q1 - 24 Chg. (p.p.) Net Gaming Revenue 1. Net Gaming Revenue, EBITDA and Adj. EBITDA are non - GAAP measures - - see page 25 for a reconciliation of these and other non - GAAP measures to their most directly comparable GAAP measure. 2. Includes Colombia, Panama and the City of Buenos Aires (Argentina). 3. Q1 - 24 LTM figure excludes the €0.5 mm impact of a retail withdrawal fraud. 4. Q1 - 23 quarterly and LTM figures are proforma for a reclassification of non - deductible Colombian VAT from CIT to Gaming Taxes and Other expenses, resulting in a €0.8 mm and €1.4 mm, respectively, lower EBITDA figures versus those reported in the prior year period. 5. Reflects personnel and headquarter expenses that have not been allocated to the individual B2C business units. Starting in 2024, certain expenses previously reported as B2B expenses have been allocated to the individual B2C units. 6. Q1 - 23 and Q1 - 24 figures exclude a €0.5 mm and €0.6 mm, respectively, non - cash provision related to the long term incentive plan for employees (€3.7 mm and €3.6 mm, respectively, in the LTM periods). Since Q1 - 23, Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina. 6.8 6.1 0.3 - 2.0 - 0.8 - 1.5 6.3 2.6 - 4.6 - 5.7 1.7 - 3.1 28.3 18.1 - 6.2 - 22.5 - 4.8 - 13.8 17.3 - 18.1 - 24.1 - 22.7 - 6.8 - 40.9 Spain (3) Mexico Other (2,4) B2C Adj. EBITDA Undistributed B2B / HQ Opex (5) Adj. EBITDA (6) 0.7 11.5% 2.3 115.0% 0.7 46.7% 10.2 16.3 9.0 56.4% 72.4% 65.2% 3.7 142.3% 1.2 19.3% 35.4 n.m. - 1.4 - 6.2% 4.8 n.m. 34.0 83.4%

11 02 Consolidated Income Statement (1) €4.8 mm swing in Adj. EBITDA to positive €1.7 mm in Q1 - 24 driven by higher revenues and a relatively lower increase in costs 1. FY - 21 figures exclude .com business (Greenplay), which was sold on December 31, 2021. 2. Includes all direct marketing, indirect marketing and affiliate fees (see page 26 for definitions of these items). Figures for 2022 include a reclassification of certain Marketing expenses previously included in Other. 3. Includes payment service provider fees and sports streaming / data feeds. 4. FY - 22 figure excludes a €0.8 mm non - cash provision related to the 2021 regulatory fee paid to the Spanish regulator (DGOJ) in January 2022 that was incorrectly accounted for in 2022 instead of 2021. 5. Q1 - 23 quarterly and LTM figures as well as FY - 23 and FY - 22 figures are proforma for a reclassification of non - deductible Colombian VAT from CIT to Gaming Taxes and Other expenses, resulting in a €0.8 mm, €1.4 mm, €0.8 mm and €0.9 mm lower EBITDA, respectively each period. Q1 - 24 LTM and FY - 23 figures exclude the €0.5 mm impact of a retail withdrawal fraud in Spain. 6. Q1 - 23 and Q1 - 24 figures exclude a €0.5 mm and €0.6 mm, respectively, non - cash provision related to the long term incentive plan for employees (€3.7 mm and €3.6 mm, respectively, in the LTM periods). FY - 22 figures also exclude the €0.7 mm cash impact from a cyber - related fraud incident. Since Q1 - 23, Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina. 171.9 122.9 83.2 35.4% 48.5 185.4 136.9 34.2% 13.5 53.0 39.5 Net Gaming Revenue - 83.7 - 96.9 - 54.4 9.1% 8.6 - 86.1 - 94.7 - 12.6% - 2.5 - 22.3 - 19.8 Marketing (2) - 43.9 - 36.2 - 27.8 - 21.1% - 8.2 - 46.4 - 38.3 - 24.3% - 2.6 - 13.3 - 10.7 Platform & Content (3) - 30.8 - 21.4 - 13.1 - 37.8% - 9.1 - 33.2 - 24.1 - 34.8% - 2.4 - 9.3 - 6.9 Gaming Taxes (4,5) - 15.7 - 12.2 - 8.1 - 22.6% - 3.0 - 16.3 - 13.3 - 15.8% - 0.6 - 4.4 - 3.8 Personnel - 3.6 - 7.4 - 9.6 - 2.7 - 36.5% - 10.1 - 7.4 - 0.6 - 42.9% - 2.0 - 1.4 Other (5) - 11.7 - 51.2 - 23.8 83.4% 34.0 - 6.8 - 40.9 n.m. 4.8 1.7 - 3.1 Adj. EBITDA (6) Consolidated Income Statement (% of Net Gaming Revenue) 100.0% 100.0% 100.0% 0.0 100.0% 100.0% 0.0 100.0% 100.0% Net Gaming Revenue - 48.7% - 78.8% - 65.4% 22.7 - 46.5% - 69.2% 8.2 - 42.1% - 50.3% Marketing (2) - 25.5% - 29.5% - 33.4% 2.9 - 25.1% - 28.0% 2.1 - 25.1% - 27.1% Platform & Content (3) - 17.9% - 17.4% - 15.7% - 0.3 - 17.9% - 17.6% - 0.1 - 17.5% - 17.4% Gaming Taxes (4,5) - 9.1% - 9.9% - 9.8% 0.9 - 8.8% - 9.7% 1.2 - 8.3% - 9.5% Personnel - 4.3% - 6.0% - 5.6% 0.0 - 5.5% - 5.4% - 0.2 - 3.7% - 3.6% Other (5) - 6.8% - 41.6% - 28.6% 26.2 - 3.7% - 29.9% 11.2 3.3% - 7.9% Adj. EBITDA (6) Figures in EUR mm Q1 - 23 Quarter LTM Historical Evolution Q1 - 24 Var. % Q1 - 23 Q1 - 24 Var. % FY - 21 FY - 22 FY - 23 Consolidated Income Statement

02 Consolidated Income Statement 204 148 200 179 161 179 200 218 216 Q2 - 23 Q3 - 23 Q4 - 23 Q1 - 24 12 Q1 - 22 Q2 - 22 Q3 - 22 Q4 - 22 Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 Q1 - 24 Q1 - 22 Q2 - 22 Q3 - 22 Q4 - 22 Q1 - 23 1. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives and will differ from reports prior to Q2 2022 which only included real money sports betting actives. 2. Increase in Consolidated CPA in 2023 and Q1 2024 due to mix effect (i.e. more FTDs acquired in Spain and Mexico and less in Colombia and Argentina). EUR Net Gaming Revenue FTDs Cost per Acquisition (CPA) (2) Avg. Monthly Actives (1) 25.5 29.2 30.6 37.7 39.5 39.1 43.2 50.1 53.0 Q1 - 22 Q2 - 22 Q3 - 22 Q4 - 22 Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 Q1 - 24 EUR mm 78 85 86 122 80 69 69 81 75 Q1 - 22 Q2 - 22 Q3 - 22 Q4 - 22 Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 Q1 - 24 000s 102 105 104 142 124 126 124 139 143 000s 34% NGR growth versus Q1 2023 driven by higher spend per customer and improved active customer retention 2022 Avg: €182 2023 Avg: €190 16% 3% 34% 6% (6%) (7%)

13 60.0 75.7 79.5 FY 2022 FY 2023 Q1 - 24 LTM EUR mm 02 Spain Financial and Operating Metrics 21% Net Gaming Revenue growth in Q1 2024 on the back of a significantly higher number of active customers 1. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives and will differ from reports prior to Q2 2022 which only included real money sports betting actives. Net Gaming Revenue (Quarterly) Net Gaming Revenue (LTM) Avg. Monthly Actives (1) (LTM) Avg. Monthly Actives (1) (Quarterly) 13.2 14.1 14.9 17.8 18.4 17.5 18.9 20.8 22.3 Q1 - 22 Q2 - 22 Q3 - 22 Q4 - 22 Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 Q1 - 24 EUR mm 39 37 35 41 40 41 41 47 50 Q1 - 22 Q2 - 22 Q3 - 22 Q4 - 22 Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 Q1 - 24 000s 38 42 45 FY 2022 FY 2023 Q1 - 24 LTM 000s 11% 26% 21% 7% 25% 6%

14 38 53 56 Q1 - 24 LTM 000s 02 Mexico Financial and Operating Metrics Q1 2024 Net Gaming Revenue 51% above Q1 2023 driven both by an increase in active customers and spend per customer 51.1 81.7 90.7 FY 2022 FY 2023 Q1 - 24 LTM EUR mm Net Gaming Revenue (Quarterly) Net Gaming Revenue (LTM) Avg. Monthly Actives (1) (LTM) Avg. Monthly Actives (1) (Quarterly) 39% Q1 - 22 Q2 - 22 Q3 - 22 Q4 - 22 Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 Q1 - 24 FY 2022 FY 2023 1. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives and will differ from reports prior to Q2 2022 which only included real money sports betting actives. 60% 10.0 11.9 12.9 16.3 17.6 18.0 21.0 25.1 26.6 Q1 - 22 Q2 - 22 Q3 - 22 Q4 - 22 Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 Q1 - 24 EUR mm 33 32 37 51 50 50 52 59 63 000s 51% 6% 26% 6%

15 Figures in EUR mm Assets Cash & Equivalents Financial Assets (1) Accounts Receivable (2) Taxes Receivable, Net Current Assets Deferred Tax Assets (3) Intangible & Other Assets Figures in EUR mm Figures in EUR mm A/P ( - ) A/P, Net A/R Actual Adj. PF 38.5 14.0 2.1 0.9 55.4 9.0 0.2 Working Capital - Assets Working Capital - Liabilities 22.5 40.2 3rd Party Codere Group Net Working Capital - 17.6 Total 16.6 - 0.8 17.4 - 0.6 18.0 9.2 - 1.0 10.2 - 1.5 11.7 25.7 - 1.8 27.5 - 2.1 29.6 4.8 - 1.0 5.8 - 0.3 6.1 2.0 0.0 2.0 - 0.6 2.6 6.8 - 1.0 7.8 - 0.9 8.7 2.4 0.0 2.4 - 0.6 3.0 9.2 - 1.0 10.2 - 1.5 11.7 % Q1 2024 LTM NGR (4) - 10% Codere Group Services Provided (6) Legal Reorganization (7) Sub - Total Retail Transactions (8) Total Working Capital - Assets Restricted Cash (5) Financial Assets (1) Accounts Receivable (2) Taxes Receivable, Net Total 5.6 14.0 2.1 0.9 22.5 Total Assets 64.7 Liabilities & Owners' Equity Customer Balances Accounts Payable (2) Accrued Wages Public Warrant Liability Total Liabilities Owner's Equity 8.7 29.6 1.8 2.3 42.4 22.3 Working Capital - Liabilities Customer Balances Accounts Payable (2) Accrued Wages Total Figures in EUR mm 8.7 29.6 1.8 40.2 Available Restricted Total 32.9 USD mm 35.6 Europe/Israel Latam Total 27.2 % Total 71% 5.6 6.0 38.5 41.6 11.3 29% 38.5 100% Total Liabilities & Owner's Equity 64.7 02 Consolidated Balance Sheet, NWC and Cash (31/03/24) Approximately €38 mm in total cash of which €33 mm is available. Negative NWC position of €18 mm Accounts Payable, Net Net Working Capital (NWC) Balance Sheet Cash & Equivalents 1. Figure includes cash in transit (i.e. pending settlement with payment service providers) and other restricted cash (e.g. cash collateralizing bank guarantees). 2. Figure excludes certain related party amounts pursuant to the on - going legal reorganization in Argentina. 3. Figure includes a €6.8 mm deferred tax asset related to the activation of net operating losses in SEJO due to the Spanish tax consolidation perimeter in place since January 1, 2023 and €2.2 mm due to the long term incentive plan provisions (which are non - deductible for tax purposes). 4. Figure based on Q1 - 24 LTM Net Gaming Revenue of €185.4 mm. 5. Figure reflects restricted customer balances as required by applicable local regulation in certain jurisdictions. 6. Figures reflects amounts due to Codere Group pursuant to platform, technology, affiliate and shared services provided by Codere Group to Codere Online. 7. Figures reflect amounts due to/from Codere Group related to on - going segregation of certain Latin American businesses pursuant to the Business Combination. 8. Figure reflects online customer deposit and withdrawal activity (as applicable) in Codere Group retail venues pursuant to the omnichannel strategy.

16 02 Consolidated Cash Flow Statement Q1 - 24 Cash Flow Statement Change in NWC – Q1 - 24 Cash Impact 1. Net Income includes a €0.6 mm non - cash provision related to the long term incentive plan for employees. 2. Figure reflects a €0.2 mm provision for CIT in Spain (SEJO) and €0.3 mm in other jurisdictions. 3. Figure reflects the period unrealized exchange rate impact on cash balances which is included in Net Income and which in certain prior period reports was reported under cash flow from financing. 4. Reflects a €3.2 mm non - cash gain due to FX impacts on intercompany transactions and €0.2 mm in other non - cash gains partially offset by a €1.9 mm expense on variation in fair value of public warrants and a €0.6 mm expense related to the long term share based incentive plan. 5. Figure reflects both unrealized FX impact on working capital (assets and liabilities) and impact from inflation accounting (IAS 29) in Argentina. 0.5 8.7 8.2 Customer Balances Available Cash 1.3 32.0 30.8 Accounts Payable 36.2 Beginning of Period - 0.3 5.3 5.6 Taxes Payable - 3.9 Period Cash Flow - 0.3 1.8 2.1 Accrued Wages 0.7 Plus: FX Impact on Cash (3) 1.2 47.8 46.7 Total 32.9 End of Period Figures in EUR mm Q1 - 24 Net Income (1) Plus: Provision for CIT (2) Less: CIT Paid Less: FX Impact on Cash (3) Plus: D&A Plus: Non - Cash Expenses/(Income) (4) Plus: Decr./(Incr.) in NWC Cash Flow from Operations 3.4 0.5 0.0 - 0.7 0.0 - 0.9 - 6.4 - 4.0 - 1.0 6.1 5.2 Restricted Cash 0.1 Capital Expenditures - 3.6 14.0 10.3 Financial Assets 0.0 Other - 1.4 4.3 2.9 Accounts Receivable 0.1 Cash Flow from Investing Other Cash Flow from Financing 0.0 0.0 Period Cash Flow - 3.9 Figures in EUR mm Dec 2023 Mar 2024 Chg. Working Capital - Assets Working Capital - Liabilities Net Working Capital (BS) FX Impact (5) 24.5 46.7 - 22.1 30.5 47.8 - 17.3 - 6.0 1.2 - 4.8 - 1.5 Net Working Capital (CFS) - 6.4 Working Capital - Assets Taxes Receivable Total 6.1 24.5 6.2 30.5 - 0.0 - 6.0 Working Capital - Liabilities

03 2024 Outlook

18 63.0 71.3 83.2 122.9 171.9 2019 2020 2021 2022 2023 2024E Net Gaming Revenue (EUR mm) - 15.2 - 5.6 - 23.8 - 51.2 - 11.7 Adj. EBITDA (EUR mm) 03 2024 Net Gaming Revenue and Adj. EBITDA Outlook 2024 NGR outlook of €195 - 210 mm and positive Adj. EBITDA and cash flow for full year 2024. Outlook Historicals (1) 1. Figures exclude our .com business (Greenplay) sold on December 31, 2021. 2. Figure reflects growth rate versus €202.5 mm (midpoint of our €195 - 210 mm Net Gaming Revenue outlook for 2024). 40% 18% (2) 195 - 210 Adj. EBITDA + Cash Flow +

Q&A

04 Appendix

21 04 Consolidated Net Gaming Revenue and Adj. EBITDA (1) Net Gaming Revenue Adj. EBITDA 1. Net Gaming Revenue, EBITDA and Adj. EBITDA are non - GAAP measures - - see page 25 for a reconciliation of these and other non - GAAP measures to their most directly comparable GAAP measure. 2. Includes Colombia, Panama, the City of Buenos Aires (Argentina) and Italy which was sold on December 30, 2022. 3. FY - 23 figures exclude the €0.5 mm impact of a retail withdrawal fraud. 4. FY - 23 and FY - 22 figures are proforma for a reclassification of Colombian non - deductible VAT from CIT to Gaming Taxes and Other expenses, resulting in a €0.8 mm and €0.9 mm lower EBITDA, respectively each year. 5. Reflects personnel, headquarter and other expenses that have not been allocated to the individual B2C business units. Starting in 2024, certain expenses previously reported as B2B expenses have been allocated to the individual B2C units. 6. Figures exclude non - cash provisions related to the long term incentive plan for employees. FY - 22 figures also exclude the €0.7 mm cash impact from a cyber - related fraud incident. Since Q1 - 23, Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina. Figures in EUR mm Q1 - 20 Q2 - 20 Q3 - 20 Q4 - 20 FY - 20 Q1 - 21 Q2 - 21 Q3 - 21 Q4 - 21 FY - 21 Q1 - 22 Q2 - 22 Q3 - 22 Q4 - 22 FY - 22 Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 FY - 23 Q1 - 24 Spain Mexico Other (2) Total 11.2 4.5 10.3 3.1 12.3 5.6 14.4 7.0 48.3 20.2 2.8 71.3 13.0 6.4 12.6 6.4 11.6 7.1 12.6 7.9 49.8 27.9 5.6 13.2 10.0 2.3 14.1 11.9 3.2 14.9 12.9 2.8 17.8 16.3 3.5 60.0 51.1 11.8 122.9 18.4 17.6 17.5 18.0 18.9 21.0 20.8 25.1 75.7 81.7 14.5 171.9 22.3 26.6 4.1 53.0 0.5 0.5 0.9 0.9 16.3 13.9 18.9 22.3 1.0 1.7 1.2 1.7 20.5 20.7 19.8 22.2 3.5 3.6 3.3 4.2 39.5 39.1 43.2 50.1 83.2 25.5 29.2 30.6 37.7 3.7 4.8 3.6 2.5 6.6 - 8.3 - 8.1 - 4.1 - 7.7 - 11.4 - 3.9 - 4.3 - 4.1 - 3.3 - 5.4 - 8.6 - 7.6 - 4.5 - 8.5 - 10.2 - 6.1 - 5.2 - 5.7 - 5.0 - 13.6 - 14.7 - 12.8 - 10.3 - 13.4 - 23.8 Figures in EUR mm Q1 - 20 Q2 - 20 Q3 - 20 Q4 - 20 FY - 20 Q1 - 21 Q2 - 21 Q3 - 21 Q4 - 21 FY - 21 Q1 - 22 Q2 - 22 Q3 - 22 Q4 - 22 FY - 22 Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 FY - 23 Q1 - 24 6.8 27.6 7.7 8.2 5.7 6.1 14.6 3.1 2.8 0.5 0.2 9.6 2.9 2.3 3.8 0.7 Spain (3) 0.3 - 8.5 - 2.2 - 2.6 - 1.7 - 2.0 - 28.2 - 3.9 - 3.5 - 2.2 - 1.8 - 4.5 - 1.6 - 0.8 - 1.0 - 1.1 Mexico - 0.8 - 5.5 - 1.5 - 1.5 - 0.9 - 1.6 - 15.6 - 0.8 - 0.8 - 1.6 - 2.3 - 1.1 Other (2) - 0.2 - 0.2 - 0.3 - 0.3 6.3 13.6 2.6 2.4 4.6 3.9 - 29.2 - 2.3 - 2.6 - 2.2 - 3.1 4.0 B2C Adj. EBITDA - 0.6 2.6 1.1 0.9 - 4.6 - 25.3 - 5.7 - 6.9 - 4.6 - 8.0 - 22.0 - 3.3 - 3.3 - 3.6 - 3.5 - 9.6 Undistributed B2B / HQ Opex (4,5) - 2.5 - 2.0 - 2.4 - 2.7 1.7 - 11.7 - 3.1 - 4.5 0.0 - 4.1 - 51.2 - 5.6 - 5.8 - 5.8 - 6.5 - 5.6 Adj. EBITDA (6) - 3.1 0.5 - 1.3 - 1.7

22 04 Consolidated Income Statement (1) Consolidated Income Statement Consolidated Income Statement (% of Net Gaming Revenue) 3. Includes payment service provider fees and sports streaming / data feeds. 4. FY - 22 figure excludes a €0.8 mm non - cash provision related to the 2021 regulatory fee paid to the Spanish regulator (DGOJ) in January 2022 that was incorrectly accounted for in 2022 instead of 2021. 5. FY - 23 and FY - 22 figures are proforma for a reclassification of non - deductible Colombian VAT from CIT to Gaming Taxes and Other expenses, resulting in a €0.8 mm and €0.9 mm lower EBITDA, respectively each year. FY - 23 figures exclude the €0.5 mm impact of a retail withdrawal fraud in Spain. 6. Figures exclude non - cash provisions related to the long term incentive plan for employees. FY - 22 figures also exclude the €0.7 mm cash impact from a cyber - related fraud incident. Since Q1 - 23, Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina. Figures in EUR mm Q1 - 20 Q2 - 20 Q3 - 20 Q4 - 20 FY - 20 Q1 - 21 Q2 - 21 Q3 - 21 Q4 - 21 FY - 21 Q1 - 22 Q2 - 22 Q3 - 22 Q4 - 22 FY - 22 Q1 - 23 Q2 - 23 Q3 - 23 Q4 - 23 FY - 23 Q1 - 24 Net Gaming Revenue Marketing (2) Platform & Content (3) Gaming Taxes (4,5) Personnel Other (5) Adj. EBITDA (6) 16.3 - 9.6 - 5.0 - 2.5 - 1.7 13.9 - 5.8 - 3.7 - 2.0 - 1.6 18.9 - 9.7 - 5.4 - 2.8 - 1.6 22.3 - 12.0 - 5.9 - 3.5 - 1.7 71.3 - 37.1 - 19.9 - 10.9 - 6.6 - 2.4 - 5.6 20.5 - 13.4 - 6.6 - 3.3 - 1.9 20.7 - 14.2 - 6.6 - 3.2 - 1.9 19.8 - 12.0 - 7.4 - 3.2 - 2.0 22.2 - 14.8 - 7.2 - 3.4 - 2.4 83.2 - 54.4 - 27.8 - 13.1 - 8.1 - 3.6 25.5 - 22.1 - 8.6 - 4.1 - 2.7 - 1.4 29.2 - 19.3 - 9.2 - 5.2 - 2.9 - 2.8 30.6 - 24.3 - 9.1 - 5.2 - 3.1 - 1.7 37.7 - 31.2 - 9.3 - 6.8 - 3.5 - 1.5 122.9 - 96.9 - 36.2 - 21.4 - 12.2 - 7.4 - 51.2 39.5 - 19.8 - 10.7 - 6.9 - 3.8 39.1 - 19.1 - 11.7 - 6.9 - 3.5 43.2 - 19.7 - 10.0 - 7.4 - 4.1 50.1 - 25.0 - 11.5 - 9.6 - 4.3 171.9 - 83.7 - 43.9 - 30.8 - 15.7 - 9.6 - 11.7 53.0 - 22.3 - 13.3 - 9.3 - 4.4 - 2.0 1.7 - 0.6 - 0.3 - 0.6 - 0.9 - 1.0 - 0.7 - 0.9 - 1.0 - 1.4 - 2.4 - 2.0 - 3.7 - 3.1 0.5 - 1.3 - 1.7 - 5.6 - 5.8 - 5.8 - 6.5 - 23.8 - 13.4 - 10.3 - 12.8 - 14.7 - 3.1 - 4.5 0.0 - 4.1 Q1 - 24 FY - 23 Q4 - 23 Q3 - 23 Q2 - 23 Q1 - 23 FY - 22 Q4 - 22 Q3 - 22 Q2 - 22 Q1 - 22 FY - 21 Q4 - 21 Q3 - 21 Q2 - 21 Q1 - 21 FY - 20 Q4 - 20 Q3 - 20 Q2 - 20 Q1 - 20 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% Net Gaming Revenue - 42.1% - 48.7% - 50.0% - 45.6% - 48.8% - 50.3% - 78.8% - 82.9% - 79.5% - 66.2% - 86.5% - 65.4% - 66.6% - 60.7% - 68.5% - 65.6% - 52.1% - 54.0% - 51.6% - 41.6% - 59.0% Marketing (2) - 25.1% - 25.5% - 22.9% - 23.1% - 29.9% - 27.1% - 29.5% - 24.7% - 29.6% - 31.6% - 33.8% - 33.4% - 32.5% - 37.4% - 31.9% - 32.1% - 27.9% - 26.4% - 28.4% - 26.7% - 30.5% Platform & Content (3) - 17.5% - 17.9% - 19.2% - 17.1% - 17.6% - 17.4% - 17.4% - 18.0% - 17.0% - 17.9% - 16.2% - 15.7% - 15.2% - 16.4% - 15.5% - 15.9% - 15.3% - 15.8% - 15.0% - 14.7% - 15.3% Gaming Taxes (4,5) - 8.3% - 9.1% - 8.6% - 9.5% - 8.9% - 9.5% - 9.9% - 9.4% - 10.2% - 9.8% - 10.5% - 9.8% - 10.6% - 10.1% - 9.1% - 9.2% - 9.2% - 7.5% - 8.7% - 11.3% - 10.3% Personnel - 3.7% - 5.6% - 3.6% - 6.2% - 4.6% - 7.5% - 6.0% - 4.0% - 5.6% - 9.7% - 5.5% - 4.3% - 4.7% - 3.2% - 4.7% - 4.5% - 3.4% - 3.8% - 2.1% - 3.3% - 4.0% Other (5) 3.3% - 6.8% - 7.9% - 11.5% 0.1% - 8.2% - 41.6% - 38.9% - 41.9% - 35.3% - 52.6% - 28.6% - 27.5% - 28.3% - 29.3% - 29.4% - 7.9% - 18.8% 3.6% - 7.0% - 7.8% Adj. EBITDA (6) 1. FY - 20 and FY - 21 figures exclude .com business (Greenplay), which was sold on December 31, 2021. 2. Includes all direct marketing, indirect marketing and affiliate fees (see page 26 for definitions of these items). Figures for 2022 include a reclassification of certain Marketing expenses previously included in Other.

23 04 Regulatory Overview Latin America Mexico Colombia City of BA Province of BA Spain Europe Codere Online Launch Date # Licensed Operators (2) Regulation / Launch Date (1) Regulator Effective Gaming Retail Requirements (3) Codere Online License Expiry Tax (% NGR 2023) Panama Secretaria de Gobernacion (SEGOB) 25+ 21% 2014 / 2016 May 2027 (LIFO License) Yes 2016 Coljuegos 15 15% (Statutory) 2016 / 2017 November 2025 No 2018 Lotería de Buenos Aires (LOTBA) 11 15.4% (Statutory) (7) 2020 / 2021 December 2026 No 2021 Instituto Provincial de Loteria y Casinos (IPLYC) 7 23.5% (Statutory) (8) 2019 / 2021 N.A. No (5) 2024E (4) Junta de Control de Juego (JCJ) 3+ 11% No Dirección General de Ordenación del Juego (DGOJ) 77 12% 2012 / 2012 May 2032 No 2012 Sports: 2002 / 2016 Casino: 2020 / 2020 2017 (Sports Betting) 2022 (Casino) December 2041 Province of Mendoza Instituto Provincial de Juegos y Casinos (IPJC) 5 23.1% (Statutory) (9) 2022 / 2023 2033 No (6) 2024 1) Regulation for online sports betting and casino unless indicated otherwise. 2) As per the latest available public information and / or Codere Online estimates. 3) Retail license or operation required to operate online. 4) We expect to begin operations in 2024 subject to obtaining a license. 5) Partnership with a local operator required for international operators. 6) Retail presence not required but contributed additional points in the tender process. 7) Figure includes 10% gaming tax (% of NGR) and 6% gross revenue tax (% of NGR less gaming taxes). 8) Figure includes 10% gaming tax (% of NGR) and 15% gross revenue tax (% of NGR less gaming taxes). 9) Figure reflects expected tax structure including 10% gaming tax (% of NGR) and 12% gross revenue tax (% of NGR less gaming taxes).

24 04 Market Overview - Online B2C (Latam) (1) Figures reflect total online onshore (excl. lotteries) GGR as per H2GC as of February 2024 (except for Uruguay). (2) Figures reflect total online offshore (excl. lotteries) GGR as per H2GC as of February 2024. Codere Online’s Core Markets (Mexico, Colombia, Argentina and Panama) represented over 86% of the LatAm market in 2023 but will represent approximately ~45% of the overall market by 2028, with the potential regulation of gaming in Brazil, which alone is expected to represent over one - third of the TAM in LatAm by 2028. 5Y CAGR % Total 2028E (€mm) (1) 3Y CAGR % Total 2026E (€mm) (1) % Total 2023A (€mm) (1) Country NM 36% 3,404 NM 37% 2,937 0% 8 Brazil 8% 21% 1,942 9% 22% 1,700 59% 1,325 Mexico 56% 11% 1,050 88% 10% 747 5% 112 Argentina 12% 9% 850 15% 9% 728 21% 478 Colombia NM 5% 431 NM 4% 340 0% - Peru NM 4% 403 NM 4% 310 0% 11 Chile 12% 1% 101 12% 1% 83 3% 59 Uruguay (2) 20% 1% 57 27% 1% 48 1% 23 Puerto Rico 18% 0% 30 17% 0% 22 1% 13 Panama 37% 11% 1,073 60% 12% 921 10% 223 Rest of LatAm 33% 100% 9,341 52% 100% 7,835 100% 2,251 Grand Total

25 04 Net Gaming Revenue and Adj. EBITDA Reconciliation 1. 2021 figure differs from that included in our Q4 2021 earnings presentation where we excluded Greenplay’s Accounting Revenue (see footnote 2). 2. Reflects Accounting Revenue from our former .com business, which we sold on December 31, 2021 and have excluded for comparability purposes. 2020 and 2021 figures differ from those included in our Q4 2021 earnings presentation as those reflected Greenplay’s Net Gaming Revenue. 3. Figures primarily reflect differences in recognition of revenue related to certain partner and affiliate agreements in place in Colombia and VAT impact from entry fees in Mexico. 4. FY - 22 figure will vary from prior presentations which were proforma for a reclassification of non - deductible VAT in Colombia from CIT to EBITDA, resulting in a €0.8 mm lower Provision for CIT and corresponding decreases in EBITDA. To properly align the Provision for CIT with that reported in our Annual Reports on form 20 - F, that impact is now being reflected in “Other Accounting Adjustments”. 5. Figures include losses / (gains) from exchange rate variations and impact from the application of IAS 29 (Financial Reporting in Hyperinflationary Economies) in Argentina. 6. In our Annual Reports on form 20 - F, variations in fair value of public warrants are included in EBITDA while in our management reporting they are included as interest income (i.e. no impact on EBITDA). 7. Figures primarily reflect costs related to a legacy affiliate program in Mexico, post - closing adjustments to financial accounts to reflect commercially agreed platform and technology services fees, and actual costs of doing business (i.e. invoicing between Codere Group companies and Codere Online companies) and, in 2022, a Provision for CIT (see footnote 4 above). Since Q1 - 23, figure reflects the impact of inflation accounting (IAS 29) in Argentina. 8. Reflects fees and related expenses in connection with the merger with DD3 Acquisition Corp. II. 2021 figure differs from our Q4 - 21 earnings presentation as a portion of the business combination transaction costs that were supported by Codere Online’s majority owner (Codere NewCo, S.A.) was ultimately accounted for as a capital increase thereby increasing the expense related to transaction costs (i.e. impact to income statement) in the applicable accounting period. 9. Reflects non - cash impact from the application of IFRS 2 (the difference in the fair value of shares and warrants issued to holders of DD3 Acquisition Corp. II Common Stock in excess of its net assets). 10. 2022 figures reflect the €0.7 mm cash impact from the cyber - related fraud incident and the €0.8 mm non - cash provision related to the 2021 regulatory fee (i.e. canon) paid to the Spanish regulator (DGOJ) in January 2022 that was incorrectly accounted for in 2022 instead of 2021; 2023 figures reflect the €0.5 mm impact of a retail withdrawal fraud in Spain. Q1 - 24 2023 2022 2021 2020 GAAP 50.4 162.6 115.7 80.3 70.5 Accounting Revenue (1) 0.0 0.0 0.0 - 0.4 - 1.2 ( - ) Greenplay (2) 2.6 9.3 7.2 3.3 2.0 (+) Accounting Adjustments (3) 53.0 171.9 122.9 83.2 71.3 Net Gaming Revenue 3.4 - 3.1 - 46.4 - 68.0 - 16.3 Net Income (Loss) 0.5 - 7.2 3.0 1.0 1.5 (+/ - ) Provision for Corporate Income Tax (4) - 4.8 - 4.9 - 8.2 - 4.0 0.5 (+/ - ) Interest Expense / (Income) (5) 1.9 - 0.9 - 4.2 0.0 0.0 (+/ - ) Var. In Fair Value of Public Warrants (6) 0.0 0.1 0.6 0.7 0.9 (+) D&A 1.0 - 16.0 - 55.3 - 70.3 - 13.4 EBITDA (4) 0.6 3.5 3.4 0.0 0.0 (+) Employee LTIP Expense 0.2 0.4 - 0.8 1.1 7.8 (+/ - ) Other Accounting Adjustments (7) 1.7 - 12.2 - 52.7 - 69.2 - 5.6 Adj. EBITDA (Pre Non - Recurring Items) 0.0 0.0 0.0 9.6 0.0 (+) Business Combination Transaction Expenses (8) 0.0 0.0 0.0 35.8 0.0 (+) IFRS 2 Impact (9) 0.0 0.5 1.5 0.0 0.0 (+) Other Non - Recurring Items (10) 1.7 - 11.7 - 51.2 - 23.8 - 5.6 Adj. EBITDA

26 04 Defined Terms • Avg. Monthly Actives : Average number of sports betting and casino customers who placed a real money bet (i.e. excludes free bets) in a given month. • Avg. Monthly Spend per Active: Avg. Monthly Net Gaming Revenue (NGR) during a given period divided by Avg. Monthly Actives during the period. • Conversion Rate: Number of FTDs in a given period divided by the number of new registrations during the period. • Core Markets: Markets in which Codere Online is currently operating (Mexico, Colombia, Panama, City of Buenos Aires and Spain). • Cost Per Acquisition (CPA): Direct Marketing Spend during a given period divided by number of FTDs acquired during the period. • Direct Marketing Spend means the sum of all ATL Marketing Spend, BTL Marketing Spend and Omni - Channel Marketing Spend: • Above - the - Line (ATL) Marketing Spend means the sum of all discretionary investment in i) traditional media channels (TV, radio, etc.) in an effort to reach a broader audience but with low frequency and ii) digital media channels (direct deals, programmatic advertising, influencers) to reach a narrower audience but with high frequency; priority is building brand awareness (which benefits medium/long - term acquisition, retention and player value) versus immediate acquisition. • Below - the - Line (BTL) Marketing Spend means the sum of all discretionary investment in i) search engine management (i.e. paid search), ii) social media (Facebook, Instagram, Twitter, etc.) and iii) other targeted digital acquisition media; priority is more immediate acquisition than building brand awareness. • Omni - Channel Marketing Spend means the sum of all discretionary investment in advertising, campaigns and promotions taking place in Codere controlled reta il venues in furtherance of converting Codere retail customers into online customers (i.e. the omni - channel strategy). • Expansion Markets: Currently regulated and unregulated markets in which Codere Online does not have an existing presence (Brazil, Chile, Peru, Puerto Rico, Uruguay, and Argentina excluding City of Buenos Aires). • First Time Deposits (FTD): New players who make a deposit for the first time during a given period. • Gross Gaming Revenue (GGR): Gross value of wagers less player winnings. • Lifetime Value (LTV): The average amount of NGR generated per FTD (based on all FTDs acquired in a given period) in the first 5 years following acquisition. • Net Gaming Revenue (NGR): GGR less impact from player bonuses / promotional bets. • Omni - channel Players: Existing Codere Group registered retail customers who are then converted to online. • Pure Online Players: Codere Online customers who were not previously registered through a Codere Group retail location.

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